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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(9) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               SMALLWORLDWIDE PLC
                           (Name of Subject Company)
                               SMALLWORLDWIDE PLC
                      (Name of Person(s) Filing Statement)
                         ORDINARY SHARES OF 1P EACH AND
          AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY
                 RECEIPTS, EACH REPRESENTING ONE ORDINARY SHARE
                         (Title of Class of Securities)

                                  83168P 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               C. WARREN FERGUSON
                            CHIEF EXECUTIVE OFFICER
                               SMALLWORLDWIDE PLC
                   ELIZABETH HOUSE 1 HIGH STREET, CHESTERTON
                               CAMBRIDGE CB4 1WR
                                    ENGLAND
                            (011)(44)(1223) 301 144

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s)Filing Statement)

                            ------------------------

                                WITH A COPY TO:
                              DAVID M. AYRES, ESQ.
                              RICHARD EATON, ESQ.
                             BROBECK HALE AND DORR
                                HASILWOOD HOUSE,
                                60 BISHOPSGATE,
                                LONDON, ENGLAND
                           (011) (44) (020) 7638-6688

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
ITEM 1. SUBJECT COMPANY INFORMATION

    (A) NAME AND ADDRESS.

    The name of the subject company is Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"). The address of the principal executive offices of Smallworld is Elizabeth House, 1 High Street, Chesterton, Cambridge, England CB4 1WR and the telephone number at that address is 011 (44) 1223 301 144.

    (B) SECURITIES.

    The title of the class of equity securities to which this Statement relates are the ordinary shares of 1p each (the "Ordinary Shares") and American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), each representing one Ordinary Share. The Ordinary Shares and ADSs are hereinafter referred to collectively as the "Shares." As of August 17, 2000, Smallworld had 7,899,440 shares outstanding, including 6,656,200 ADSs.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    (A) NAME AND ADDRESS.

    The name, address and telephone number of Smallworld, which is the person filing this Statement, are set forth in Item 1(a) above.

    (B) TENDER OFFER.

    This Statement relates to the tender offer by GE Power Systems
Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of General Electric Company, a New York corporation ("GE"), disclosed in a Tender Offer Statement on Schedule TO dated August 24, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding Shares of Smallworld at a purchase price of $20.00 per Share (the "Offer Price"), net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 2000 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal and the Form of Acceptance (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). The Schedule TO, the Letter of Transmittal and the Form of Acceptance are filed as EXHIBIT 1, EXHIBIT 2 and EXHIBIT 3 respectively hereto and are incorporated herein by reference.

    The Offer is being made pursuant to the Acquisition Agreement dated
August 16, 2000 (the "Acquisition Agreement") between Smallworld and GE. A copy of the Acquisition Agreement is filed as EXHIBIT 4 hereto and is incorporated by reference herein. The Offer was previously jointly announced in the United States by Smallworld and GE in a press release dated August 17, 2000 and announced in a press release in the United Kingdom on August 17, 2000. The joint press release and the UK press release are filed as EXHIBIT 5 and EXHIBIT 6, respectively, hereto and are incorporated herein by reference.

    The Schedule TO states that the Offeror is a Delaware corporation and a wholly owned subsidiary of GE, that the Offeror's principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut 06431 and its telephone number is (203) 373-2211. The Schedule TO states that GE is a New York corporation, that its principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut 06431, and that its telephone number is
(203) 373-2211. The common stock of GE is listed on the New York Stock Exchange under the symbol "GE."

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described herein, to the knowledge of Smallworld, as of the date hereof, there are no material agreements, arrangements or understandings nor any actual or potential conflict of interest between Smallworld or its affiliates, on the one hand, and (1) Smallworld's executive officers, directors or affiliates or (2) GE or its executive officers, directors or affiliates, on the other hand.

    CONFIDENTIALITY AGREEMENT.

    On August 2, 2000, Smallworld and GE entered into a confidentiality agreement, which is filed as EXHIBIT 7 hereto and is incorporated herein by reference. Such agreement provides, among other things, that GE will not disclose confidential information received from Smallworld for the purpose of evaluating a potential acquisition of Smallworld.

    THE ACQUISITION AGREEMENT.

    On August 16, 2000, Smallworld and GE entered into an Acquisition Agreement pursuant to which the Offer is being made. The Acquisition Agreement is described in further detail in the Offer to Purchase in Section 11 captioned "The Acquisition Agreement and Tender Agreements", which is incorporated herein by reference.

    THE TENDER AGREEMENTS.

    In connection with the Acquisition Agreement, certain officers and directors have, for themselves and their immediate family members, entered into irrevocable undertakings, dated as of August 17, 2000 (the "Tender Agreements"), in which they have agreed to tender or procure the tender of 1,113,700 Shares (or approximately 14% of the outstanding Shares) to the Offeror in the Offer. The Tender Agreements also contain provisions that require these officers and directors (other than Messrs. Chittka and Diskin) to make certain payments to the Offeror in the event they sell their Shares in a successful competing transaction at a price per Share greater than $20.00. The Tender Agreements are more fully described in Section 11 of the Offer to Purchase, captioned "The Acquisition Agreement and Tender Agreements", which is incorporated herein by reference.

    EFFECTS OF THE OFFER UNDER SMALLWORLD'S SHARE OPTION PLANS.

    The Offer will extend to any Shares issued or unconditionally allotted before the date on which the Offer becomes or is declared unconditional in all respects (or such later date as GE may determine) as a result of the exercise or vesting of options granted under any Smallworld Share Option Scheme. GE will make appropriate proposals to participants in the Smallworld Share Option Schemes in due course.

    SERVICE AGREEMENTS.

    GE has entered into Service Agreements with each of C. Warren Ferguson, Martin Cartwright, Richard Green and Richard Newell. Such Service Agreements are described in further detail in the Offer to Purchase in Schedule 1, Section 6 captioned "Material Contracts of Offeror and GE", which is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting duly held on August 16, 2000, the Board of Directors of Smallworld unanimously approved the Acquisition Agreement and determined that the terms of the Offer were fair and reasonable and recommended that all holders of Shares accept the Offer and tender their Shares. Additional information concerning the recommendation is contained in the Chairman's Letter, which is filed as EXHIBIT 8 hereto and incorporated by reference herein.

    (B) BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION.

    BACKGROUND OF THE OFFER.

    In March 2000, GE contacted and met with Smallworld at an industry conference in Denver, Colorado to discuss potential strategic alliances. At this meeting, GE and Smallworld discussed Smallworld's existing supplier relationship with GE and the potential to expand this relationship. During these discussions, GE indicated its possible interest in acquiring Smallworld.

    On June 7, 2000, GE and Smallworld held a meeting at which GE confirmed its interest in acquiring Smallworld. At this meeting, GE communicated its strong desire to retain key employees and to have Warren Ferguson continue as Chief Executive Officer of the Smallworld business. GE also expressed an interest in acquiring all of the outstanding Shares of Smallworld at a price of $16.50 per share in cash. Smallworld's representatives stated that they believed a higher price would be necessary in order for GE's proposal to be presented to Smallworld's Board of Directors.

    On July 27, 2000, GE and Smallworld held another meeting at which GE presented to Smallworld a letter in which it communicated its interest in acquiring all of the outstanding Shares of Smallworld at a price of $20.00 per Share in cash. The letter stated that the non-binding proposal was subject to satisfactory completion of due diligence by GE and negotiation of a definitive acquisition agreement. GE also explained that if the proposed acquisition were consummated, Smallworld would become a part of GE Energy Management Services, a GEPS business.

    On July 31, 2000, Warren Ferguson communicated to GE that Smallworld's Board of Directors had discussed GE's interest in acquiring Smallworld and decided to proceed with the due diligence process. On August 2, 2000, GE and Smallworld entered into a confidentiality agreement providing, among other things, that GE would not disclose confidential information received from Smallworld and would use such information only for the purpose of evaluating a potential acquisition of Smallworld.

    During the week of August 7, 2000, GE conducted a review of Smallworld's operations in Denver, Colorado and Cambridge, England, including meetings among senior Smallworld management and representatives of GE (including senior representatives from GE Energy Management Services).

    On August 12, 2000, counsel for GE presented a draft acquisition agreement to Smallworld and its counsel. From August 13 through August 16, 2000, the parties and their advisors negotiated the terms of the proposed acquisition agreement and its related agreements.

    On August 16, 2000, the Board of Directors of Smallworld received a written opinion from Deutsche Bank Securities Inc., financial advisor to Smallworld, to the effect that, as of the date of the opinion and based upon and subject to the matters set forth therein, the consideration to be received by the shareholders of Smallworld pursuant to the Offer is fair to such shareholders from a financial point of view.

    At a board meeting held on August 16, 2000, the Board of Directors of Smallworld unanimously approved the Acquisition Agreement and the Offer and determined that the terms of the Offer were fair and reasonable. At that meeting, the Board recommended that all shareholders accept the Offer and tender their Shares to the Offeror.

    Late in the evening on August 16, 2000, GE and Smallworld signed the Acquisition Agreement and certain related agreements. In addition, certain officers and directors of Smallworld entered into the Tender Agreements with the Offeror. Before the opening of the Nasdaq National Market on August 17, 2000, GE and Smallworld issued a joint press release in the U.S. announcing the execution of the Acquisition Agreement and the terms of the transaction. Also on August 17, 2000, the Offeror and Smallworld issued a press release in the U.K. announcing the terms of the Offer for purposes of the City Code.

    REASONS FOR THE RECOMMENDATION. In approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including, but not limited to the following:

    - The historical market prices, price to earnings ratios and other multiples, recent trading activity and trading range of Smallworld's ADSs, including the fact that the Offer Price represents (i) a premium of approximately 125% over the $8.875 closing price of Smallworld's ADSs on the Nasdaq National Market on August 16, 2000 and a premium of approximately 102% to the average price of the ADSs on the Nasdaq National Market for the 20 trading days ending on August 16, 2000.

    - The presentation to the Board of Directors on August 16, 2000 by Deutsche Bank Securities Inc. ("Deutsche Bank"), Smallworld's financial advisor, and the oral opinion of Deutsche Bank (subsequently confirmed in writing) that, as of the date of the opinion and based upon and subject to the various matters set forth therein, the consideration to be received by the holders of Smallworld Shares pursuant to the Offer is fair from a financial point of view. The full text of the written opinion dated
      August 16, 2000, which sets forth the matters considered, assumptions made, procedures followed and scope of the review undertaken is attached to this Statement and is filed as EXHIBIT 9 hereto and is incorporated by reference. Holders of Smallworld's Shares are urged to read such opinion carefully in its entirety.

    - The business, assets, financial condition, operating results and prospects of Smallworld.

    - The terms and conditions of the Acquisition Agreement, including:

       -- the parties' representations, warranties and covenants, the conditions to their respective obligations and the provision for payment of all cash with no financing condition; and

       -- Smallworld's ability, if required by the Board of Directors' fiduciary duties, to provide information to and negotiate with third parties and to terminate the Acquisition Agreement upon the payment of a termination fee, and the Board of Directors' business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for Smallworld.

    - The arms-length negotiations between Smallworld and GE that resulted in the $20.00 per Share price.

    - The fact that certain key employees would be entering into Service Agreements relating to their employment with Smallworld described in Item 3 above.

    The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with the evaluation of the proposed Offer and the terms of the Acquisition Agreement, the Board of Directors did not deem it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. In addition, individual members of the Board of Directors may have given different weights to different factors.

    (C) INTENT TO TENDER.

    In connection with the Acquisition Agreement, certain officers and directors have, for themselves and their immediate family members, entered into irrevocable undertakings, dated as of August 17, 2000 (the "Tender Agreements"), in which they have agreed to tender or procure the tender of 1,113,700 shares (or approximately 14% of the outstanding Shares) to the Offeror in the Offer. The Tender Agreements also contain provisions that require these officers and directors (other than Messrs. Chittka and Diskin) to make certain payments to the Offeror in the event they sell their Shares in a successful competing transaction at a price per Share greater than $20.00. The Tender Agreements are more fully described in Section 11 of the Offer to Purchase, captioned "The Acquisition Agreement and Tender Agreements," which is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Smallworld has retained Deutsche Bank to act as its exclusive financial adviser in connection with the Offer. Pursuant to Smallworld's letter agreement with Deutsche Bank dated August 7, 2000, Smallworld agreed, among other things, to pay Deutsche Bank a fee of $250,000 in cash upon delivery of an opinion regarding the fairness to Smallworld's shareholders from a financial point of view of the consideration to be received by them in the Offer. In the event that Smallworld requests that Deutsche Bank render an additional opinion, Smallworld has agreed to pay Deutsche Bank an additional opinion fee of $250,000, payable upon delivery of such additional opinion or advice from Deutsche Bank that it will be unable to deliver such additional opinion. Upon execution of a definitive agreement relating to a transaction, Smallworld agreed to pay Deutsche Bank an additional fee of $250,000, payable upon such execution (the "Announcement Fee"). Upon the consummation of a sale of Smallworld, Smallworld has agreed to pay to Deutsche Bank the following fee, less a credit for any opinion fees and Announcement Fee previously paid:

    - 1.0% of the aggregate consideration (as defined in the letter agreement) less than $187 million, plus

    - 2.0% of the aggregate consideration from $187 million to $300 million, plus

    - 3.0% of the aggregate consideration in excess of $300 million.

Smallworld has also agreed to reimburse Deutsche Bank for its reasonable out of pocket expenses, including, without limitation, the fees and disbursements of its counsel, incurred in connection with its engagement. In addition, Smallworld has also agreed to indemnify Deutsche Bank and certain related persons against certain liabilities and expenses arising out of its engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    To the best of the knowledge of Smallworld, no transactions in the Shares have been effected during the last 60 days by Smallworld or by any executive officer or director of Smallworld. No Shares are owned beneficially or of record by any subsidiary of Smallworld or any other affiliate.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in Section 12 entitled "Purpose of the Offer; Plans for Smallworld" of the Offer to Purchase is incorporated herein by reference.

    Except as set forth in this Statement, no negotiation is being undertaken or is underway by Smallworld in response to the Offer which relates to or would result in (1) a tender offer or other acquisition of Smallworld's Shares by Smallworld, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization, or liquidation involving Smallworld or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets by Smallworld or any of its subsidiaries; or (4) any material change in present dividend rate or policy, or indebtedness or capitalization of Smallworld.

ITEM 8. ADDITIONAL INFORMATION

    The Directors of Smallworld, whose names are set out below, accept responsibility for the information contained in this document other than information relating to the Offeror and GE, the directors of the Offeror and GE and their immediate families. To the best of the knowledge and belief of the directors of Smallworld (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the impact of such information.

    Directors: R.G. Newell, C.W. Ferguson, R. T. Green, T. Cadman*, M.A. Cartwright, W. D. Chittka*, M. Diskin*, R.S. Posner* (*non-executive).

    The directors of the Offeror, whose names are set out below, and Thomas P. Saddlemire, accept responsibility for the information contained in this document relating to the Offeror and GE, the directors of the Offeror and GE and their immediate families. To the best of the knowledge and belief of the directors of the Offeror and Thomas P. Saddlemire (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

    Directors: J.G. Rice, E.K. Lanier.

ITEM 9. EXHIBITS

     EXHIBIT NO.        DOCUMENT
     -----------        --------
            Exhibit 1   Tender Offer Statement on Schedule TO (filed with the
                        Securities and Exchange Commission (the "Commission") by GE
                        on August 24, 2000 and incorporated herein by reference).

            Exhibit 2   Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO filed by GE on August 24, 2000 and
                        incorporated herein by reference).

            Exhibit 3   Form of Acceptance relating to the Offer (filed as Exhibit
                        (a)(1)(C) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

            Exhibit 4   Acquisition Agreement dated August 16, 2000 by and between
                        GE and Smallworld (filed as Exhibit (d)(1) to the Schedule
                        TO filed by GE on August 24, 2000 and incorporated herein by reference).

            Exhibit 5   Joint press release issued by GE and Smallworld on
                        August 17, 2000 (filed as Exhibit (a)((1)(I) to the Schedule
                        TO filed by GE on August 24, 2000 and incorporated herein by reference).

            Exhibit 6   Press release published in the U.K. on August 17, 2000
                        (filed as Exhibit (a)((1)(H) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

            Exhibit 7 Confidentiality Agreement, dated August 2, 2000 between GE and Smallworld (filed as Exhibit (d)(3) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

            Exhibit 8 Letter from the Chairman of Smallworld to holders of Smallworld Shares, dated August 24, 2000.*

            Exhibit 9   Opinion dated August 16, 2000 issued by Deutsche Bank to
                        Smallworld.*

------------------------

*   Included with the Statement mailed to holders of Smallworld Shares.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SMALLWORLDWIDE PLC

                                          By: /s/ C. WARREN FERGUSON
                                             -----------------------------------
                                             Name: C. Warren Ferguson
                                             Title: Chief Executive Officer

Dated: August 24, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.  DOCUMENT
-----------  --------
Exhibit 1    Tender Offer Statement on Schedule TO (filed with the
             Securities and Exchange Commission (the "Commission") by GE
             on August 24, 2000 and incorporated herein by reference).

Exhibit 2 Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

Exhibit 3    Form of Acceptance relating to the Offer (filed as Exhibit
             (a)(1)(C) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

Exhibit 4    Acquisition Agreement dated August 16, 2000 by and between
             GE and Smallworld (filed as Exhibit (d)(1) to the Schedule
             TO filed by GE on August 24, 2000 and incorporated herein by reference).

Exhibit 5    Joint press release issued by GE and Smallworld on August
             17, 2000 (filed as Exhibit (a)((1)(I) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

Exhibit 6    Press release published in the U.K. on August 17, 2000
             (filed as Exhibit (a)((1)(H) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

Exhibit 7 Confidentiality Agreement, dated August 2, 2000 between GE and Smallworld (filed as Exhibit (d)(3) to the Schedule TO filed by GE on August 24, 2000 and incorporated herein by reference).

Exhibit 8 Letter from the Chairman of Smallworld to holders of Smallworld Shares, dated August 24, 2000.*

Exhibit 9    Opinion dated August 16, 2000 issued by Deutsche Bank to
             Smallworld.*

------------------------

*   Included with the Statement mailed to holders of Smallworld Shares.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in
  any doubt about the Offer or the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986.
  If you have sold or otherwise transferred all your shares, please send this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Canada,
                              Australia or Japan.

                                     [LOGO]

                                                                 August 24, 2000

    TO HOLDERS OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES ("ADSS") IN SMALLWORLDWIDE PLC (AND FOR INFORMATION ONLY, TO THE MEMBERS OF SMALLWORLDWIDE PLC SHARE OPTION PLANS).

Dear Shareholder or ADS holder,

    RECOMMENDED CASH OFFER ON BEHALF OF GENERAL ELECTRIC COMPANY ("GE") FOR SMALLWORLDWIDE PLC ("SMALLWORLD")

    We are pleased to inform you that it was announced on August 17, 2000 that the Board of Smallworld had reached agreement with GE on the terms of a recommended cash offer for the entire issued share capital of Smallworld (the "Offer"). The Offer, which is being made by GE Power Systems Equities, Inc., a wholly owned subsidiary of GE, is made on the basis of $20.00 per Smallworld Ordinary Share or ADS (collectively, the "Shares"), subject to the terms and conditions contained in the Offer to Purchase, the Letter of Transmittal and the Form of Acceptance that are included in GE's offering materials.

    The Smallworld Board considers the terms of the Offer to be fair and reasonable. In arriving at its recommendation, the Smallworld Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the U.S. Securities and Exchange Commission. Among other things, the Smallworld Board considered the written opinion of Deutsche Bank Securities Inc. who have delivered a written opinion to the Smallworld Board to the effect that, as of the date of the opinion and based upon and subject to the matters set forth therein, the consideration to be received by the shareholders of Smallworld pursuant to the Offer is fair to such shareholders from a financial point of view. The full text of the opinion is included in the attached Schedule 14D-9. Smallworld Shareholders are urged to read this opinion carefully in its entirety.

    Accordingly, the Smallworld Board unanimously recommends to all holders of Smallworld Shares that they accept the Offer, as the members of the Smallworld Board and certain executive officers have agreed, for themselves and their immediate family members, to do, or procure is done, in relation to 1,113,700 Shares (or approximately 14% of the outstanding Shares).

    In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase dated August 24, 2000, of GE Power Systems Equities, Inc., a wholly owned subsidiary of GE, together with related materials to be used for tendering your Shares. The Offer to Purchase contains further information regarding Smallworld and its Shares. Please use the enclosed Letter of Transmittal to tender your ADSs and the Form of Acceptance to tender your Ordinary Shares. If your ADSs are held in "street name," only your broker or banker can tender your ADSs and you should contact the person responsible for your account for information on how to instruct him or her to tender ADSs on your behalf. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

    If you need assistance with tendering your Shares, please contact Morrow & Co., the Information Agent for the Offer, at its address or telephone number appearing on the back cover page of the Offer to Purchase.

    On behalf of the Smallworld Board, we thank you for your support.

Yours sincerely

[LOGO]

Richard G. Newell
Chairman

    Deutsche Bank Securities Inc. has given and has not withdrawn its consent to issue this letter with reference to its name in the form and context in which it appears.

    Deutsche Bank Securities Inc., which is regulated in the United States by the SEC, are acting for Smallworld and no one else in connection with the Offer and will not be responsible to anyone other than Smallworld for providing the protections afforded to customers of Deutsche Bank Securities Inc. or for giving advice in relation to the Offer.

                  Registered in England and Wales No. 2292791
  Registered Office: Elizabeth House, 1 High Street, Chesterton, Cambridge CB4
                                  1WR, England

DEUTSCHE BANC ALEX. BROWN                                                  [LOGO]

                                                                           Deutsche Bank Securities Inc.
                                                                           101 Federal Street, 15th Floor
                                                                           Boston, MA 02110

                                                                 August 16, 2000

Board of Directors
Smallworldwide plc
Elizabeth House
1 High Street
Chesterton,
Cambridge CB4 1WR

Members of the Board:

    Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Smallworldwide plc (the "Company") in connection with the proposed acquisition (the "Transaction") of the Company by General Electric Company ("GE") pursuant to an Acquisition Agreement, dated August 16, 2000, between the Company and GE (the "Acquisition Agreement").

    You have requested Deutsche Bank's opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company's ordinary shares, L0.01 each (the "Ordinary Shares"), and American Depositary Shares (the "Depositary Shares") representing Ordinary Shares (the Depositary Shares together with the Ordinary Shares being, the "Shares"), pursuant to the Offer (as defined below) as more fully described in the Acquisition Agreement. The Acquisition Agreement provides that GE or one of GE's wholly owned subsidiaries (GE or such subsidiary being, the "Buyer") will make an offer (the "Initial Offer") for all of the outstanding Shares pursuant to which the Buyer will pay U.S.$20.00 in cash, net to the seller in cash (but subject to any withholding required by law), per Share for each Share accepted. The Acquisition Agreement further provides that the Buyer may, at its sole option, after the date that Shares are purchased by the Buyer pursuant to the Initial Offer, commence a subsequent offer (the "Subsequent Offer"; and, together with the Initial Offer, the "Offer") for Shares pursuant to which the Buyer will pay U.S.$20.00 in cash, net to the seller in cash (but subject to any withholding required by law), per Share for each Share accepted. The terms and conditions of the Transaction are set forth in the Acquisition Agreement.

    In arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company and certain other information furnished to it by, or otherwise discussed with, the Company. Deutsche Bank has also held discussions with members of the senior management of the Company regarding the business, operations and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other comparable companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed a draft of the Acquisition Agreement dated August 16, 2000, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate in arriving at its opinion.

    Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets of the Company, and has not prepared or obtained any independent evaluation or appraisal of any of the properties, assets or liabilities of the Company. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

    Deutsche Bank was not requested to consider, and its opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

    Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction and a portion of which is payable upon delivery of this opinion. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company and GE or their respective affiliates for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and GE for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities instruments and obligations.

    This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company in its evaluation of the Transaction, and this opinion is not intended to be, and does not constitute, a recommendation to any holder of Shares as to whether any such holder should tender such Shares to the Buyer in connection with the Transaction. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction.

    Based upon and subject to the foregoing, it is Deutsche Bank's opinion that, as of the date hereof, the consideration to be received by the holders of Shares pursuant to the Offer is fair from a financial point of view to such holders.

                                        Very truly yours,

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                                        DEUTSCHE BANK SECURITIES INC.